EXHIBIT 99.1

AMARC 2023 YEAR IN REVIEW

FULLY FUNDED FOR EXTENSIVE 2024 DRILLING

January 11, 2024 Vancouver, BC – Dr. Diane Nicolson, President and Chief Executive Officer of Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) is pleased to provide a summary of Amarc’s achievements and milestones in 2023, which culminated in all of the Company’s projects being fully funded for 2024. The stage is now set for extensive drilling to significantly advance our 100%-owned portfolio of copper-gold (“Cu-Au'') porphyry districts this year. Amarc will operate all projects.

In 2023, the Company advanced both the JOY and DUKE Districts through extensive work programs funded by our earn-in parties Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport'') and Boliden Mineral Canada Ltd. (“Boliden''), respectively. Both companies (see Amarc releases October 26, 2023 and December 13, 2023) are continuing their participation into this year. Management believes that these strategic earn-in agreements are a testament to the quality of Amarc’s project portfolio, located in British Columbia (“BC”) - a premier mining jurisdiction, and its attractiveness to major mining companies. In addition to being important catalysts to the advancement of our projects, the investments made through the JOY and DUKE agreements will provide a significant flow of exploration results in 2024.

In a challenging market for junior exploration companies, Amarc also completed a $2.77 million international financing in late 2023 (see Amarc release December 1, 2023). Some $2 million of the net proceeds will be used exclusively for exploration of Amarc's portfolio of B.C. copper-gold projects, with the remainder to be used for working capital. As a result, Amarc is well funded to meet its corporate objectives in 2024.

JOY Copper-Gold District

In May 2021, Amarc entered into a Mineral Property Earn-In Agreement with Freeport, a wholly owned subsidiary of Freeport-McMoRan Inc. (see Amarc release May 12, 2021). Freeport may acquire up to a 70% ownership interest in JOY by making staged investments totaling $110 million.

The 2023 program built on the successes of the systematic 2022 program (15,427 m in 37 core holes and extensive surface surveys) that defined the important potential of deposit-scale porphyry Cu-Au systems (see Amarc releases January 23, 2023, and March 2, 2023). Highlights include:

•	The emergence of mineralized trends at JOY, similar to the 4 km-long northeast trend of the Nugget, Kemess North, Kemess Underground, Kemess Offset and Kemess East porphyry Cu-Au deposits in the Kemess Mining District held by Centerra Gold Inc., and located immediately adjacent to the south of the JOY tenure;

•	The northeast striking 15 km PINE Trend at JOY, which includes large-scale sulphide systems outlined by Induced Polarization (“IP”) surveys at the PINE (6 km2) Deposit, Canyon (5 km2) discovery, and Twins (7 km2) and SWT (3 km2) deposit targets. Initial drilling results at each of these systems indicate the potential for a cluster of porphyry mineralized deposits;

•	A considerable extension of mineralization along strike to over 1,700 m and from near surface to depth at the PINE Deposit. Widely-spaced drilling completed to date indicates clear potential to expand the length of the deposit footprint to over 2,600 m; and

•	Limited initial scout drilling discovered substantial new Cu-Au porphyry mineralization at the largely overburden-covered Canyon (5 km2) deposit target (see Amarc release March 2, 2023).

Freeport’s investments to date include $5.94 million contributed in 2021, approximately $14 million in 2022 (see Amarc releases November 15, 2021 and October 11, 2022) plus fully funding this past year’s program. The extensive field surveys in 2023 focused on detailed refinement of multiple porphyry Cu-Au targets clustered along mineralized trends over the 495 km2 property. The 2023 program also included rehabilitation of road and bridge access to the PINE Cu-Au Deposit and other deposit targets to prepare for an extensive drilling program in 2024.

On October 26, 2023, Amarc announced that planning had commenced with Freeport ahead of the 2024 drilling program which is scheduled to commence in the second quarter.

DUKE Copper-Gold District

In November 2022, Amarc entered into a Mineral Property Earn-In Agreement (the "EIA") with Boliden, an entity within the Boliden Group of companies (see Amarc release November 22, 2022). Under the terms of the Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District by investing $90 million in exploration and development expenditures.

Since that time, $10 million in exploration expenditures at the DUKE District have been fully funded under the EIA with Boliden (see Amarc release November 22, 2022).

Drilling in 2023 confirmed that the DUKE Deposit extends to depths of at least 600 m and expanded the deposit footprint laterally to over 650 m north-south by 800 m east-west (see Amarc release June 15, 2023). Moreover, a comprehensive exploration template was developed to effectively screen and advance the additional 16 priority exploration targets within the extensive 722 km2 DUKE District tenure. This rapid advance in understanding of the controls on mineralization at the DUKE Deposit provides a higher probability of success in these regional target areas while revealing significant potential exists, with further drilling, for the definition of internal higher-grade zones within that deposit.

On December 13, 2023, Amarc announced that preparations have commenced with Boliden for an extensive, $10 million 2024 exploration program at DUKE, with drilling planned to commence on site in February. The program will be fully funded by Boliden.

Outlook

Copper is a critical mineral that plays a key role in the global energy transition with surging demand for electric vehicles and renewable energy infrastructure projects.

The growing demand is expected to collide with a lack of new projects coming online later in the decade. Further, recent closures and production cuts of approximately 600,000 tons of refined copper1, have shown how vulnerable existing production is, leading industry analysts to forecast supply deficits and a rapidly tightening copper market in 2024 and 2025.

Also in 2023, more than 60 countries at the COP28 climate change conference backed a plan to triple global renewable energy capacity by 2030. This plan is expected to generate some 4.2 million tons in extra copper demand by that time, according to a recent report by Citibank2.

We believe the outlook for the copper market is bright and the need for development of new copper resources is clear as demand from green transition industries is growing rapidly and appears to be outpacing any new potential supply. Hence Amarc will continue to focus on developing the kind of district-scale high-value copper-gold assets that major mine operators want and the world needs.

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1 https://www.mining.com/web/copper-study-group-expects-big-supply-surplus-in-2024/

2 https://www.cnbc.com/2024/01/03/copper-appears-set-to-rally-more-than-75percent-by-2025-analysts-say.html

Dr. Roy Greig, P.Geo., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.